SO 3/22/05

SECUR 05039818 ION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~120585~~

8-65318

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Ivy Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED MAR 23 2005 THOMSON FINANCIAL E

1 Paragon Drive
(No. and Street)

Montvale (City) NJ (State) 07645 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond Nafash 201 573-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Becher DellaTorre Gitto & Company
(Name – *if individual, state last, first, middle name*)

76 North Walnut Street (Address) Ridgewood (City) NJ (State) 07450 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2005 WASH. D.C. 202

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BP

3/23/05 SS

Oath or Affirmation

I, Raymond M. Nafash, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of First Ivy Capital Markets, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account ~~classified solely~~ as that of a customer.

Signature

CHIEF FINANCIAL OFFICER

Title

Subscribed and sworn
to before me this
28th day of February 2005

Notary Public BARBARA ANN MANZO
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES JULY 12, 2006

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2005
WASH. D.C.
202

This report contains (check all applicable boxes)

- [X] (a) Facing page.
- [X] (b) Statement of financial condition.
- [X] (c) Statement of income (loss).
- [X] (d) Statement of cash flows.
- [X] (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- [ ] (f) Statement of changes in liabilities subordinated to claims of general creditors.
- [X] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- [X] (l) An oath or affirmation.
- [ ] (m) A copy of the SIPC supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
(201) 652-4040
FAX: (201) 652-0401

To the Members of
First Ivy Capital Markets, LLC
Montvale, NJ 07645

In planning and performing our audits of the financial statements of First Ivy Capital Markets, LLC (the Company), for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Members of
First Ivy Capital Markets, LLC
Page 2

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17-a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Becher, Della Torre, Gitto & Company

Becher, Della Torre, Gitto & Company, CPAs
Ridgewood, NJ
February 10, 2005

First Ivy Capital Markets, LLC

Financial Statements

December 31, 2004 and 2003

BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
(201) 652-4040
FAX: (201) 652-0401

February 10, 2005

Independent Auditor's Report

To the Members of
First Ivy Capital Markets, LLC
Montvale, NJ 07645

We have audited the accompanying statements of financial condition of First Ivy Capital Markets, LLC (the "Company") as of December 31, 2004 and 2003, and the related statements of income, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Ivy Capital Markets, LLC as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Becher, Della Torre, Gitto & Company

First Ivy Capital Markets, LLC
Statements of Financial Condition
December 31,

	2004	2003
Assets		
Current assets		
Cash	$ 53,360	$ 52,954
Prepaid expense	344	1,049
Due from member	6,968	1,508
Total current assets	60,672	55,511
Total assets	$ 60,672	$ 55,511
Liabilities and Members' Equity		
Current liabilities		
Accounts payable	$ 4,235	$ 4,702
Accrued expenses	7,000	1,429
Total current liabilities	11,235	6,131
Total liabilities	11,235	6,131
Members' equity		
Class A membership interests (1,000,000 authorized, 15,800 issued)	49,437	49,380
Class B membership interests (100,000 authorized, 0 issued)	-	-
Total members' equity	49,437	49,380
Total liabilities and members' equity	$ 60,672	$ 55,511

The accompanying notes are an integral part of the financial statements.

BECHER
DELLA TORRE
GITTO & COMPANY

First Ivy Capital Markets, LLC
Statements of Income
For the years ended December 31,

	2004	2003
Revenue		
Private Placement Fee Revenue	$ 41,700	$ 301,500
Other Income	50,000	100,000
Total revenue	91,700	401,500
Operating expenses		
Wages	49,999	93,545
Payroll Reimbursement	7,350	11,875
Accounting Fees	7,325	7,325
Legal Fees	7,000	55,500
Rent Expense	6,000	6,000
Licenses & Fees	5,575	6,538
Payroll Tax Expense	4,561	7,797
Health & Dental Insurance	1,955	2,621
Payroll Processing Fees	1,036	1,130
Continuing Education & Training	500	143
Business Insurance	384	636
Express Mail	292	52
Miscellaneous Expenses	11	304
Travel	-	2,050
Meals & Entertainment	-	844
Printing & Copying	-	238
Total operating expenses	91,988	196,598
Income (loss) from operations	(288)	204,902
Other income		
Interest Income	345	240
Net income	$ 57	$ 205,142

The accompanying notes are an integral part of the financial statements.

BECHER
DELLA TORRE
GITTO & COMPANY

First Ivy Capital Markets, LLC
Statements of Changes in Members' Equity
For the years ended December 31,

	2004	2003
Beginning members' equity	$ 49,380	$ 15,038
Net income	57	205,142
Capital contributions	-	4,200
Distributions	-	(175,000)
Ending members' equity	$ 49,437	$ 49,380

The accompanying notes are an integral part of the financial statements.

BECHER
DELLA TORRE
GITTO & COMPANY

First Ivy Capital Markets, LLC
Statements of Cash Flows
For the years ended December 31,

	2004	2003
Cash flows from operating activities		
Net income	$ 57	$205,142
Adjustments to reconcile net income to net cash provided by operating activities		
Prepaid expenses	705	943
Due from member	(5,460)	-
Accounts payable	(467)	3,352
Accrued expenses	5,571	1,429
Total adjustments	349	5,724
Net cash provided by operating activities	406	210,866
Cash flows from investing activities	-	-
Cash flows from financing activities		
Capital contributions	-	4,200
Distributions paid	-	(175,000)
Net cash used by financing activities	-	(170,800)
Net increase in cash	406	40,066
Cash - beginning of year	52,954	12,888
Cash - end of year	$ 53,360	$ 52,954

Supplemental disclosures of cash flows information:

	2004	2003
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	-	-

The accompanying notes are an integral part of the financial statements.

BECHER
DELLA TORRE
GITTO & COMPANY

Note 1 - Summary of Significant Accounting Policies

Organization and Nature of Business: First Ivy Capital Markets, LLC (the "Company") is a limited purpose broker/dealer registered with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934 (the "Act"). In addition, on September 25, 2003 they became registered with the National Association of Securities Dealers, Inc. (the "NASD").

The principal activities of the Company are to provide investment banking and related financial advisory and consulting activities to its clients which may include prospective issuers and purchasers of securities and may include activities as acting as a finder or placement agent in securities issuances. The Company also provides investment banking and related financial advisory and consulting services in connection with the structuring of financing, refinancing, recapitalization, and restructuring transactions.

Cash: For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes: The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings are included in the personal returns of the members and taxed depending on their personal tax situations. Therefore, the financial statements do not reflect a provision for income taxes.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 for the year ended December 31, 2003 and thereafter. At December 31, 2004, the Company had net capital of $42,125, which was $37,125 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.27 to 1. At December 31, 2003, the Company had net capital of $46,823, which was $41,823 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.13 to 1.

Note 3 - Related Party Transactions

The Company has a three-year reimbursement agreement with another entity in which the Company's members have a controlling interest. The Company is required to reimburse this entity for use of their facilities and for the services of designated personnel. During the years ended December 31, 2004 and 2003, the Company incurred $13,350 and $17,875, respectively, with the related entity for these expenses. As of December 31, 2004 and 2003 the Company was indebted to this entity in the amounts of $4,200 and $4,600, respectively, for these expenses. This amount is included in accounts payable in the Statements of Financial Condition.

During the years ended December 31, 2004 and 2003, the Company earned and received income in the amounts of $91,700 and $401,500, respectively, from related parties.

During the years ended December 31, 2004 and 2003, the Company paid $5,460 and $1,508, respectively, on behalf of a nonresident member for his share of the Company's income at the respective state's tax rate. This cumulative amount is included in due from member in the Statements of Financial Condition.

Note 4 – Contingencies

During 2002 and 2003, the Company had been in discussions with the NASD regarding their review of potential deficiencies in the Company's financial reporting practices. On January 9, 2004, the NASD issued a letter to the Company informing them that all matters had been resolved satisfactorily and that no deficiencies existed in the Company's financial reporting practices.

Schedule I

First Ivy Capital Markets, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission As of December 31, 2004

Net Capital	
Total members' equity	$ 49,437
Deduct members' equity not allowable for net capital	-
Total members' equity qualified for net capital	49,437
Deductions and/or charges:	
Nonallowable assets:	
Prepaid expenses	344
Due from member	6,968
Net capital before haircuts on securities positions (tentative net capital)	42,125
Haircuts on securities	-
Net capital	$ 42,125
Aggregate indebtedness	
Items included in statement of financial condition:	
Accounts payable	$ 4,235
Accrued expenses	7,000
Total aggregate indebtedness	$ 11,235
Computation of basic net capital requirement	
Minimum net capital required:	
Company	$ 5,000
Total	$ 5,000
Excess net capital	$ 37,125
Ratio: Aggregate indebtedness to net capital	0.27

There are no material differences from the company's computation. A reconciliation is not necessary pursuant to rule 17a-5(d)(4).